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Chingu

Korean Restaurant

Kansas City, MO 64111
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THE PITCH
Chingu is seeking investment to open a restaurant in Kansas City serving Korean food with inspiration from street foods, Korean bbq, and home cooking.
OUR STORY

Chingu means "friend" in Korean. We want to create a fun, interactive, learning experience by bringing childhood favorites to life on our food menu. Guests will see our versions of popular street foods, elements of Korean bbq, and Korean homestyle cooking. "Anju" is our food vision, literally translated to "food with drink" - whether you want some bites with a drink or a full meal. We will pair our food with a full bar program with a curated selection of spirits, beers, and wines while highlighting soju (rice spirit) and makgeoli (rice wine). Our cocktails will be inspired by Korean and other Asian flavors.

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OUR OFFERINGS

The menu design is based on two Korean food concepts—"pojangmacha" (street food) and "anju" (food paired well with alcohol). The menu at Chingu will offer individual dishes for a quick lunch with a co-worker or friends, and large format dishes meant to be shared by groups over drinks. Menu items include:

Dolsot Bibimbap: sizzling mixed rice bowl served in a ceramic bowl
Kimchi Jjigae: kimchi stew served in a traditional ttukbaegi
Bossam: braised then steamed pork belly with radish kimchi, sliced garlic, hot peppers, and ssam sauce
Golbaengi Muchim: buckwheat noodles, moon snails, and veggies tossed in a gochujang-pear vinaigrette
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BAR PROGRAM

Our bar program will highlight Korean and other Asian beers, liquors and cocktails. We'll be partnering with well-known mixologists in KC to curate unique cocktails, and we'll be the only bar in KC with a heavy emphasis on soju (rice liquor, liquor most consumed in the world by volume) and makgeolli (rice wine/beer).

THE LOCATION

Chingu will be located in the lively neighborhood of Westport in Kansas City, MO. Westport is one of the city's oldest neighborhoods, known for vibrant restaurants, boutiques, and bars

PRESS
Sura Eats founder Keeyoung Kim to open three-month Korean noodle pop up in Kansas City

Sura Noodle Bar will serve ramyun, chicken kalguksu and more.

Dish & Drink KC: Two new Korean pop-ups to try in KC, plus two one-time-only takeout options you won't want to miss

The brisket bibimbap from Smoke n Seoul. Courtesy Smoke n Seoul. Worth checking out: Sura Noodle Bar and Smoke n' Seoul Sura Noodle Bar Just in time to battle the aggressive persistence of February cold, chef Keeyoung Kim is ramping up his selection of snacky, filling Korean comforts – all of which are designed to warm you up. Beginning February...

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THE SPACE
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THE TEAM
Keeyoung Kim
Chef & Operations

Keeyoung graduated from Northwestern University with a B.A. in Economics. He was part of the opening team of the first Pinstripes as a service trainer / training manual developer. At Pinstripes, he was responsible for coordinating, staffing and managing events with weekly sales of $20,000-$40,000. He was later the Manager/Micros Property expert of the opening team for the second Pinstripes location with weekly sales ranging from $50,000-$100,000. In addition, Keeyoung was part of the General Manager of Pinkberry Frozen Yogurt for their opening in Cambridge, MA. Keeyoung opened his first restaurant, Sura Eats, in July 2016, and later opened his pop-up concept, Sura Noodle Bar, in 2020.

David Son
Accounting & Financials

David graduated from the University of Virginia with a B.S. in Finance. He began his career as an investment banker for Bear, Stearns & Co., Inc. working with retail, apparel, transportation, and logistics companies. David worked for eight years in private equity, investing in transactions ranging in value from $3 million to $800 million across a wide range of industries. Currently, David is helping lead M&A activities for a healthcare services company, in addition to his involvement as co-owner of Sura Eats and Sura Noodle Bar.

Danielle Lehman
Marketing

Danielle graduated from the University of California, Santa Barbara with a B.A. in Communication. She has worked with numerous hospitality companies offering strategic marketing support and implementation. Danielle has been a part of 3 successfully funded restaurants on the Mainvest platform, all located in Kansas City, MO.

Frank Norton
Art Direction

Frank Norton is a graphic artist specializing in branding and illustration. Frank has built a reputation for creating provocative brands and telling stories through expressive illustration. He's worked as an art director for Boulevard Brewing Co, a design professor at the Kansas City Art Institute, and is currently dedicated to running his own full-time creative studio based in Kansas City.

2016

Sura Eats hosts 10+ sold-out pop-ups in Kansas City, serving over 150 customers each

2017

Sura Eats adds private event and catering offerings

2018

Sura Eats opens its first permanent restaurant location in Parlor, a food hall located in Kansas City, MO.

2020

Sura Eats opens a second pop-up location in Parlor, Sura Noodle Bar.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Buildout $47,000

Mainvest Compensation $3,000
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$883,884	$1,126,952	$1,302,757	$1,438,243	$1,594,574
Cost of Goods Sold	$196,145	$250,085	$289,098	$319,165	$353,856
Gross Profit	$687,739	$876,867	$1,013,659	$1,119,078	$1,240,718

EXPENSES

Rent	$68,768	$70,487	$72,249	$74,055	$75,906
Labor	$375,972	$479,319	$550,980	$607,988	$674,017
Utilities	$18,526	$18,989	$19,463	$19,949	$20,447
Insurance	$16,800	$17,220	$17,650	$18,091	$18,543
Supplies	$10,800	$11,070	$11,346	$11,629	$11,919
Marketing	$12,000	$12,300	$12,607	$12,922	$13,245
Legal & Professional Fees	$20,992	$21,516	$22,053	$22,604	$23,169
Employee Healthcare Plan (Y3)	$14,433	$14,793	$51,016	$52,037	$53,078
Operating Profit	$149,448	$231,173	$256,295	$299,803	$350,394

This information is provided by Chingu. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
Investment Round Status
Target Raise $50,000
Maximum Raise $100,000
Amount Invested $0
Investors 0
Investment Round Ends July 15th, 2022
Summary of Terms
Legal Business Name Chingu, LLC
Investment Structure Revenue Sharing Note
Investment Multiple 1.5×
Business's Revenue Share 1.5%-3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date June 30th, 2027
Financial Condition
No operating history

Chingu was established recently. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Chingu to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Chingu operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Chingu competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Chingu's core business or the inability to compete successfully against the with other competitors could negatively affect Chingu's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Chingu's management or vote on and/or influence any managerial decisions regarding Chingu. Furthermore, if the founders or other key personnel of Chingu were to leave Chingu or become unable to work, Chingu (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Chingu and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Chingu is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Chingu might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Chingu is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Chingu

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Chingu's financial performance or ability to continue to operate. In the event Chingu ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Chingu nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Chingu will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Chingu is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Chingu will carry some insurance, Chingu may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Chingu could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Chingu's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Chingu's management will coincide: you both want Chingu to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Chingu to act conservative to make sure they are best equipped to repay the Note obligations, while Chingu might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Chingu needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Chingu or management), which is responsible for monitoring Chingu's compliance with the law. Chingu will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Chingu is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Chingu fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Chingu, and the revenue of Chingu can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Chingu to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Chingu. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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